Form U -13 - 60
                   Mutual and Subsidiary Service Companies


                                 ANNUAL REPORT

                                FOR THE PERIOD


             Beginning January 1, 1996 and Ending December 31, 1996

                                    TO THE

                 U. S. SECURITIES AND EXCHANGE COMMISSION

                                      OF

                       NORTHEAST NUCLEAR ENERGY COMPANY


                         A Subsidiary Service Company


                  Date of Incorporation - November 14, 1950


             State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


               Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin, CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                 John J. Roman, Vice President and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES










                    INSTRUCTIONS FOR USE ON FORM U-13-60

1.   TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6.   DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility


Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.










                      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                      ---------------------------------------------

                                                       Schedule or      Page
Description of Schedules and Accounts                   Acct. No.        No.
-------------------------------------              -------------------  -----
  COMPARATIVE BALANCE SHEET                        Schedule I            4-5

   SERVICE COMPANY PROPERTY                        Schedule II           6-7

   ACCUMULATED PROVISION FOR DEPRECIATION AND
   AMORTIZATION OF SERVICE COMPANY                 Schedule III           8

   INVESTMENTS                                     Schedule IV            9

   ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES    Schedule V            10

   FUEL STOCK EXPENSES UNDISTRIBUTED               Schedule VI           11

   STORES EXPENSE UNDISTRIBUTED                    Schedule VII          12

   MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII         13

   MISCELLANEOUS DEFERRED DEBITS                   Schedule IX           14

   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
   EXPENDITURES                                    Schedule X            15

   PROPRIETARY CAPITAL                             Schedule XI           16

   LONG-TERM DEBT                                  Schedule XII          17

   CURRENT AND ACCRUED LIABILTIES                  Schedule XIII         18

   NOTES TO FINANCIAL STATEMENTS                   Schedule XIV          19

  COMPARATIVE INCOME STATEMENT                     Schedule XV           20

    ANALYSIS OF BILLING - ASSOCIATE COMPANIES      Account 457           21

    ANALYSIS OF BILLING - NONASSOCIATE COMPANIES   Account 458           22

    ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
    AND NONASSOCIATE COMPANIES                     Schedule XVI          23

    SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
    FUNCTION                                       Schedule XVII        24-25

    DEPARTMENTAL ANALYSIS OF SALARIES                                    26

    OUTSIDE SERVICES EMPLOYED                                            27

    EMPLOYEE PENSIONS AND BENEFITS                 Account 926           28

    GENERAL ADVERTISING EXPENSES                   Account 930.1         29

    MISCELLANEOUS GENERAL EXPENSES                 Account 930.2         30

    RENTS                                                                31

    TAXES OTHER THAN INCOME TAXES                  Account 408           32

    DONATIONS                                      Account 426.1         33

    OTHER DEDUCTIONS                               Account 426.5         34

    NOTES TO STATEMENT OF INCOME                   Schedule XVIII        35








                      LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                      --------------------------------------------


                                                                        Page
Description of Reports or Statements                                     No.
------------------------------------                                    -----


   ORGANIZATION CHART                                                    36

   METHODS OF ALLOCATION                                                 37

   ANNUAL STATEMENT OF COMPENSATION FOR
   USE OF CAPITAL BILLED                                                 38

   SIGNATURE PAGE                                                        39










                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
-------  --------------------------------------------------------- ------------ ---------
ACCOUNT                   ASSETS AND OTHER DEBITS                     AS OF DECEMBER 31
-------  --------------------------------------------------------- ------------ ---------
                                                                      1996        1995
         SERVICE COMPANY PROPERTY                                  (Thousands of Dollars)
         ------------------------
101      Service company property (Schedule II)                   $   38,117   $  37,880
107      Construction work in progress (Schedule II)                   1,556       1,623
                                                                   ----------   ---------
             Total Property                                           39,673      39,503
                                                                   ----------   ---------
108      Less accumulated provision for depreciation and
         amortization of service company property (Schedule III)      11,202       9,541
                                                                   ----------   ---------
             Net Service Company Property                             28,471      29,962
                                                                   ----------   ---------
         INVESTMENTS
         -----------
123      Investments in associate companies (Schedule IV)                -            -
124      Other investments (Schedule IV)                                 -            -
                                                                   ----------   ---------
             Total Investments                                           -            -
                                                                   ----------   ---------
         CURRENT AND ACCRUED ASSETS
         --------------------------
131      Cash                                                            -            -
134      Special deposits                                                -            -
135      Working funds                                                     2           5
136      Temporary cash investments (Schedule IV)                        -            -
141      Notes receivable                                                -            -
143      Accounts receivable                                           9,694       6,910
144      Accumulated provision of uncollectible accounts                 -            -
146      Accounts receivable from associate companies (Schedule V)   111,590      70,795
152      Fuel stock expenses undistributed (Schedule VI)                 -            -
154      Materials and supplies                                       61,117      66,401
163      Stores expense undistributed (Schedule VII)                      18          54
165      Prepayments                                                   5,557       5,399
174      Miscellaneous current and accrued assets (Schedule VIII)        -            -
                                                                   ----------   ---------
             Total Current and Accrued Assets                        187,978     149,564
                                                                   ----------   ---------
         DEFERRED DEBITS
         ---------------
181      Unamortized debt expense                                        152         159
184      Clearing accounts                                               608           4
186      Miscellaneous deferred debits (Schedule IX)                   5,756       2,286
188      Research, development, or demonstration
         expenditures (Schedule X)                                       -            -
190      Accumulated deferred income taxes                            15,197      10,943
                                                                   ----------   ---------
             Total Deferred Debits                                    21,713      13,392
                                                                   ----------   ---------
             TOTAL ASSETS AND OTHER DEBITS                        $  238,162   $ 192,918
                                                                   ==========   =========






                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
-------  --------------------------------------------------------- ------------ ---------
ACCOUNT             LIABILITIES AND PROPRIETARY CAPITAL               AS OF DECEMBER 31
-------  --------------------------------------------------------- ------------ ---------
                                                                      1996        1995
         PROPRIETARY CAPITAL                                       (Thousands of Dollars)
         -------------------
201      Common stock issued  (Schedule XI)                       $       15 $        15
211      Miscellaneous paid-in-capital (Schedule XI)                  15,350      15,350
215      Appropriated retained earnings (Schedule XI)                    -            -
216      Unappropriated retained earnings (Schedule XI)                  867         933
                                                                   ----------   ---------
             Total Proprietary Capital                                16,232      16,298
                                                                   ----------   ---------
         LONG-TERM DEBT
         --------------
223      Advances from associate companies (Schedule XII)                -            -
224      Other long-term debt (Schedule XII)                          24,182      24,573
225      Unamortized premium on long-term debt                           -            -
226      Unamortized discount on long-term debt-debit                    -            -
                                                                   ----------   ---------
             Total Long-Term Debt                                     24,182      24,573
                                                                   ----------   ---------

         CURRENT AND ACCRUED LIABILITIES
         -------------------------------
231      Notes payable                                                   -            -
232      Accounts payable                                             71,954      48,105
233      Notes payable to associate companies (Schedule XIII)            -            -
234      Accounts payable to associate companies (Schedule XIII)      18,784       9,260
236      Taxes accrued                                                 7,257       4,546
237      Interest accrued                                                -           152
238      Dividends declared                                              500          -
241      Tax collections payable                                         672         228
242      Miscellaneous current and accrued
         liabilities (Schedule XIII)                                  81,745      68,624
                                                                   ----------   ---------
             Total Current and Accrued Liabilities                   180,912     130,915
                                                                   ----------   ---------
         DEFERRED CREDITS
         ----------------
253      Other deferred credits                                       15,595      19,825
255      Accumulated deferred investment tax credits                   1,241       1,307
                                                                   ----------   ---------
             Total Deferred Credits                                   16,836      21,132
                                                                   ----------   ---------
282      ACCUMULATED DEFERRED INCOME TAXES                               -            -
         ---------------------------------                         ----------   ---------

         TOTAL LIABILITES AND PROPRIETARY CAPITAL                 $  238,162   $ 192,918
                                                                   ==========   =========








                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 1996

                           SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------
                                     BALANCE AT           RETIREMENTS             BALANCE
                                     BEGINNING                OR        OTHER     AT CLOSE
                DESCRIPTION           OF YEAR   ADDITIONS    SALES    CHANGES(1)  OF YEAR
-------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------
Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT (2)
  308  OFFICE FURNITURE AND EQUIPMENT
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY (3)
  321  STRUCTURES AND IMPROVEMENTS     $32,861        $5                           $32,866
  322  REACTOR PLANT EQUIPMENT
  324  ACCESSORY ELECTRIC EQUIPMENT         27                                          27
  325  MISCELLANEOUS POWER PLANT
       EQUIPMENT                         3,818       227                             4,045
  391  OFFICE FURNITURE AND EQUIPMENT    1,174         5                             1,179
                                     ---------- --------- ----------- ---------- ----------
            SUB-TOTAL                   37,880       237                            38,117
                                     ---------- --------- ----------- ---------- ----------

  107  CONSTRUCTION WORK IN
       PROGRESS (4)                      1,623       (67)                            1,556
                                     ---------- --------- ----------- ---------- ----------
            TOTAL                      $39,503      $170          $0         $0    $39,673
                                     ========== ========= =========== ========== ==========


-------------------------------------------------------------------------------------------
   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                     NONE









                                    SCHEDULE II - CONTINUED
                                    -----------------------

   (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY
       SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
       THE BALANCE AT THE CLOSE OF THE YEAR:

-------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
           SUBACCOUNT DESCRIPTION                          ADDITIONS              OF YEAR
-------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)

                                                           NONE


-------------------------------------------------------------------------------------------
   (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:




-------------------------------------------------------------------------------------------
   (4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:


       This account includes simulator upgrade, tools and general plant items.










                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 1996


                                      SCHEDULE III

                        ACCUMULATED PROVISION FOR DEPRECIATION AND
                         AMORTIZATION OF SERVICE COMPANY PROPERTY
                        ------------------------------------------

------------------------------------------------------------------------------------------
                                                ADDITIONS               OTHER
                                     BALANCE AT  CHARGED               CHANGES    BALANCE
                                     BEGINNING     TO                    ADD      AT CLOSE
                DESCRIPTION           OF YEAR   ACCT 403  RETIREMENTS (DEDUCT)1/  OF YEAR
------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT
  308  OFFICE FURNITURE AND FIXTURES
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY
  321  STRUCTURES AND IMPROVEMENTS       6,369     1,398                    (23)     7,744
  322  REACTOR PLANT EQUIPMENT
  324  ACCESSORY ELECTRIC EQUIPMENT         12         1                                13
  325  MISCELLANEOUS POWER PLANT
       EQUIPMENT                         2,472       194                     62      2,728
  391  OFFICE FURNITURE AND FIXTURES       688        28                      1        717



                                     ---------- --------- ----------- ---------- ---------
            TOTAL                       $9,541    $1,621          $0        $40    $11,202
                                     ========== ========= =========== ========== =========

------------------------------------------------------------------------------------------
    1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                       Depreciation charged to clearing account             $65
                       Removal costs charged to reserve                     (25)
                                                                      ----------
                                                                            $40
                                                                      ==========










                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 1996


                                 SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

---------------------------------------------------------------------------------------
                                                               BALANCE AT    BALANCE AT
                                                                BEGINNING      CLOSE
                       DESCRIPTION                               OF YEAR      OF YEAR
---------------------------------------------------------------------------------------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

                                               NONE



ACCOUNT 124 - OTHER INVESTMENTS

                                               NONE


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

                                               NONE




                                                               -----------   ----------
                                          TOTAL                     $-            $-
                                                               ===========   ==========



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1996


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


-------------------------------------------------------------------------------------------
                                                                  BALANCE AT    BALANCE AT
                                                                  BEGINNING       CLOSE
                        DESCRIPTION                                OF YEAR       OF YEAR
-------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


Northeast Utilities System Money Pool                               $27,000        $75,000
The Connecticut Light and Power Company                              34,628         28,344
Western Massachusetts Electric Company                                8,106          6,686
Northeast Utilities Service Company                                     879          1,768
North Atlantic Energy Service Corporation                               174             -
Northeast Utilities                                                       2             -
Public Service Company of New Hampshire                                   6           (208)




                                                                  ----------   ------------
                                             TOTAL                  $70,795       $111,590
                                                                  ==========   ============



ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:



               See page 10A for details.









                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1996


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


------------------------------------------------------------------------------------------
                                                                                  TOTAL
                        DESCRIPTION                                              PAYMENTS
------------------------------------------------------------------------------------------
                                                                                (Thousands
                                                                               of Dollars)

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

The Connecticut Light and Power Company                                               $244
Western Massachusetts Electric Company                                                  36
Public Service Company of New Hampshire                                                  5
North Atlantic Energy Service Corporation                                                5
Northeast Utilities Service Company                                                  8,948
                                                                               -----------
                                             TOTAL                                  $9,238
                                                                               ===========


Convenience payments result primarily from the following items:

Engineering Services                                                                $3,381
Consulting Services                                                                  1,765
Computer Equipment & Supplies                                                          463
Temporary Personnel Services                                                           392
Miscellaneous (179 items)                                                            3,237
                                                                               -----------
                                             TOTAL                                  $9,238
                                                                               ===========







                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1996

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                   $   -          $   -          $   -
                                              ==========     ==========     ==========








                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1996

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



-------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR        EXPENSES        TOTAL
-------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED


Beginning Balance as of January 1, 1996                                          $54
                                                                           ----------

Activity for the year:

Stores expense undistributed                    $3,190         $4,424          7,614


The above stores expenses are billed back to each of the companies listed below:

The Connecticut Light & Power Company           (2,296)        (3,184)        (5,480)
Western Massachusetts Electric Company            (537)          (745)        (1,282)
Public Service Company of New Hampshire            (30)           (42)           (72)
Nonassociate Companies (see page 22
  for list of the companies)                      (342)          (474)          (816)
                                              ---------     ----------     ----------
Stores expense distributed                      (3,205)        (4,445)        (7,650)
                                              ---------     ----------     ----------

Net Activity for year                             ($15)          ($21)           (36)
                                              =========     ==========     ----------


Ending Balance as of December 31, 1996                                           $18
                                                                           ==========








                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 1996


                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


----------------------------------------------------------------------------------------
                                                               BALANCE AT     BALANCE AT
                                                                BEGINNING       CLOSE
                       DESCRIPTION                               OF YEAR       OF YEAR
----------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS


                                                         NONE







                                                               -----------    ----------
                                              TOTAL
                                                               ===========    ==========









                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 1996


                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


-----------------------------------------------------------------------------------------
                                                                BALANCE AT     BALANCE AT
                                                                 BEGINNING       CLOSE
                       DESCRIPTION                                OF YEAR       OF YEAR
-----------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


Financial system development costs                                  $1,983        $3,090
RABBI Trust funding                                                    -             952
Contractual retainage                                                  -             800
Unissued non-inventory stock materials                                 -             629
Connecticut sales tax under protest                                     99            99
Employee performance payments                                           81            92
External audit - Millstone Unit No. 3                                   58            53
Services billed to North Atlantic
  Energy Service Corporation                                            82           -
Other deferred debits
  (5 items in 1996 and 4 items in 1995)                                (17)           41
                                                                -----------    ----------
                                           TOTAL                    $2,286        $5,756
                                                                ===========    ==========









                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1996


                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

------------------------------------------------------------------------------------


                             DESCRIPTION                              AMOUNT
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES


EPRI Assessment                                                             $53
Services billed from Northeast Utilities Service
  Company (an associate company)                                             23



The above expenses are billed back to each of the associated companies listed below:

   The Connecticut Light and Power Company                                  (16)
   Western Massachusetts Electric Company                                    (4)
   Public Service Company of New Hampshire                                   (4)
   Nonassociate Companies (see page 22 for list
     of the companies)                                                      (52)
                                                                   -------------
                                                 TOTAL                       $0
                                                                   =============









                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          For the Year Ended December 31, 1996


                                      SCHEDULE XI

                                  PROPRIETARY CAPITAL

------------------------------------------------------------------------------------------
                                     NUMBER OF   PAR OR STATED OUTSTANDING CLOSE OF PERIOD
ACCOUNT                               SHARES         VALUE     ---------------------------
NUMBER     CLASS OF STOCK           AUTHORIZED     PER SHARE   NO. OF SHARES TOTAL AMOUNT
------------------------------------------------------------------------------------------
                                                                              (Thousands
                                                                              of Dollars)
201     COMMON STOCK ISSUED               60,000        $10.00         1,500      $15
-------------------------------------------------------------------------------------------

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

------------------------------------------------------------------------------------------
            DESCRIPTION                                            AMOUNT
------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                          $15,350

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                         -
                                                                    ---------
                                                     TOTAL           $15,350
                                                                    =========

------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
              Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate pecentage, amount of dividend, date declared and date paid.

------------------------------------------------------------------------------------------
                                    BALANCE AT     NET INCOME                 BALANCE AT
                                     BEGINNING        OR         DIVIDENDS       CLOSE
            DESCRIPTION               OF YEAR        (LOSS)         PAID        OF YEAR
------------------------------------------------------------------------------------------
                                                    (Thousands of Dollars)
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                        $933        $1,932        $1,998         $867
                                        ---------     ---------    ---------     ---------
                             TOTAL          $933        $1,932        $1,998         $867




                                        =========     =========    =========     =========
The net income is all compensation for use of capital.

The dividends are paid as follows:

          Rate Percentage            Amount of
             Per Share               Dividend    Date Declared Date Paid
       ----------------------       ------------ ------------- ---------
                     $333.00            $499,500    03/11/96   03/29/96
                     $333.00            $499,500    06/10/96   06/28/96
                     $333.00            $499,500    09/16/96   09/30/96
                     $333.00            $499,500    12/09/96   01/15/97









                            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                                    For the Year Ended December 31, 1996


                                                SCHEDULE XII

                                               LONG-TERM DEBT


INSTRUCTIONS:Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account
             224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.
--------------------------------------------------------------------------------------------------------
                                                                 BALANCE                        BALANCE
                        TERMS OF OBLIG.  DATE                       AT                             AT
                        CLASS & SERIES   OF    INTEREST  AMOUNT  BEGINNING           DEDUCTIONS( CLOSE
NAME OF CREDITOR         OF OBLIGATION MATURITY  RATE  AUTHORIZED OF YEAR  ADDITIONS     (1)    OF YEAR
--------------------------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE
            COMPANIES:                                                    NONE
                                                       =================================================

ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:

Prudential Insurance    Senior
 Company of America     Unsecured Note 8/2019     7.17%  $25,000  $24,573         $0       $391 $24,182



                                                       -------------------------------------------------
    TOTAL OTHER LONG-TERM DEBT                           $25,000  $24,573         $0       $391 $24,182
                                                       =================================================

(1) GIVE AN EXPLANATION OF DEDUCTIONS:

Principal payment









                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 1996

                     SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

------------------------------------------------------------------------------------------
                                                                BALANCE AT      BALANCE AT
                                                                 BEGINNING        CLOSE
                       DESCRIPTION                                OF YEAR        OF YEAR
------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES




                                                                -----------     ----------
                                           TOTAL                   $ -             $ -
                                                                ===========     ==========
------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

The Connecticut Light and Power Company                             $1,185           $756
Western Massachusetts Electric Company                                  39             41
Northeast Utilities Service Company                                  7,724         17,534
Northeast Utilities                                                     93             95
Public Service Company of New Hampshire                                203            203
North Atlantic Energy Service Corporation                               16            155


                                                                -----------     ----------
                                           TOTAL                    $9,260        $18,784
                                                                ===========     ==========
------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Millstone 3 Funding Liability                                      $38,271        $47,996
Pension Cost                                                        23,209         30,452
Performance Reward Program                                           3,813            544
Payroll Accrual                                                      2,195          2,756
Severance Accrual                                                    1,100           -
Miscellaneous (2 items)                                                 36             (3)
                                                                -----------     ----------
                                           TOTAL                   $68,624        $81,745


                                                                ===========     ==========






                ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 1996

                                  SCHEDULE XIV

                         NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     GENERAL
     Northeast Nuclear Energy Company (NNECO or the company) is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), Holyoke Water Power Company, and North Atlantic Energy Corporation are the operating subsidiaries of the Northeast Utilities system (the system) and are wholly owned by NU. NNECO acts as agent in operating the two nuclear generating facilities (Millstone 1 and 2) that are wholly owned by CL&P and WMECO. The cost of the two nuclear units is recorded on the books of the affiliated utility companies in their proportionate ownership shares. In addition, the company acts as agent in operating a third nuclear generating unit, Millstone 3, for CL&P, PSNH, WMECO, and other nonaffiliated utilities. The cost of Millstone 3 is recorded on the books of CL&P, PSNH, WMECO, and the nonaffiliated utilities based upon their proportionate ownership shares.

     Other wholly owned subsidiaries of NU provide substantial support services to the system. Northeast Utilities Service Company (NUSCO) supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the system companies.

     All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity, and are subject to approval of various federal and state regulatory agencies.

     PUBLIC UTILITY REGULATION
     NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (the 1935 Act), and it and its subsidiaries, including the company, are subject to the provisions of the 1935 Act.

     REVENUES
     The company provides services to the affiliated utility companies on the basis of recovery of cost plus return on capital, as defined under the terms of agreements, which have been approved by various federal and state regulatory commissions having jurisdiction over operations of the company and the affiliated utility companies.

     DEPRECIATION
     The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency. Except for major facilities, depreciation factors are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of utility plant-in-service are equivalent to a composite rate of 4.5 percent in 1996 and 1995.


2.   LEASES

     The company has entered into lease agreements with two unaffiliated third parties for the use of nuclear control room simulators (simulators) for Millstone 1 and 2, and CL&P's and WMECO's share of the Millstone 3 simulator. In addition, the company's affiliates have entered into lease agreements for the use of data processing equipment, office equipment, vehicles, and office space. NNECO is billed for its proportionate share of these leases through the intercompany billing system. The provisions of these lease agreements generally provide for renewal options. For the purposes of this report, all leases are accounted for as operating leases. At December 31, 1996, assuming those leases which would have been classified as capital leases were capitalized at the beginning of the lease terms, assets would have increased by approximately $14.2 million, current liabilities would have increased by approximately $2.8 million, and long-term obligations would have increased by approximately $11.4 million.
     There is no effect on NNECO's results of operations.

     Rental payments charged to operating expenses for 1996 and 1995 amounted to approximately $4.8, respectively, for capital lease rental payments and $6.8 million and $6.2 million, respectively, for operating lease rental payments.

     Interest included in capital lease rental payments for 1996 and 1995 was approximately $1.8 million and $2.0 million, respectively.

     Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases as of December 31, 1996, are approximately:

          Period                        Capital Leases      Operating Leases

                                              (Thousands of Dollars)


            1997.........................   $  4,200                $400
            1998.........................      4,100                 300
            1999.........................      4,100                 200
            2000.........................      3,900                  70
            2001.........................      1,700                  40
            After 2001...................        -                    70


            Future minimum lease payments     18,000              $1,080
            Less amount representing interest  3,800


            Present value of future minimum
              lease payments.............  $14,200


3.   SHORT-TERM DEBT

     NNECO, NU, CL&P, WMECO, HWP, and The Rocky River Realty Company (RRR) have various revolving credit lines through separate bilateral credit agreements. Under this facility, four banks maintain commitments to the respective system companies totaling $56.25 million. NU, CL&P, and WMECO may borrow up to the aggregate of $56.25 million, whereas HWP, NNECO, and RRR may borrow up to their short-term debt limit of $5 million, $50 million, and $22 million, respectively. Under the terms of the agreement, the system companies may borrow funds on a short-term revolving basis under the agreement, using either fixed-rate loans or standby loans. Fixed rates are set using competitive bidding. Standby loans are based upon several alternative variable rates. Under the terms of the agreement, the system companies are obligated to pay a facility fee of .15 percent per annum of each bank's total commitment. These commitments will expire December 3, 1998. At December 31, 1996 and 1995, NNECO had no borrowings outstanding under the facility.

     Under the terms of its credit agreements, NU Parent may borrow and then lend the funds to NNECO through the Northeast Utilities System Money Pool
     (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU Parent. NU Parent may lend to the Pool, but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive and pay interest based on the average daily Federal Funds rate. Borrowings based on loans from NU Parent, however, bear interest at NU Parent's cost and must be repaid based upon the terms of NU Parent's original borrowing. At December 31, 1996 and 1995, NNECO had no borrowings outstanding under the Pool.

     The amount of short-term borrowings that may be incurred by NNECO is subject to periodic approval by the SEC under the 1935 Act. Under the SEC restrictions, NNECO was authorized to incur short-term borrowings up to the maximum of $50 million.

4.   LONG-TERM DEBT

     Detail of long-term debt outstanding is:


     December 31,                                           1996       1995

                                                         (Thousands of Dollars)

     7.17% Senior Notes, due 2019...............          $24,182     $24,573
     Less:  Amounts due within one year.........              398         365

     Long-term debt, net........................          $23,784     $24,208


     Cash sinking-fund requirements on debt outstanding at December 31, 1996 for the years 1997 through 2001 are approximately $398,000 for 1997, $427,000 for 1998, $460,000 for 1999, $489,000 for 2000, and $531,000 for 2001.

5.   PENSION BENEFITS

     The company participates in a uniform noncontributory-defined benefit retirement plan covering all regular system employees (the plan). Benefits are based on years of service and employees' highest eligible compensation during five consecutive years of employment. NNECO's direct portion of the system's pension cost, part of which was charged to plant, approximated $7.2 million in 1996 and $8.1 million in 1995.

     Currently, the company funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.


The components of net pension cost for NNECO are:


     At December 31,                                        1996       1995
                                                        (Thousands of Dollars)

     Service cost.................................       $  5,882   $  8,558
     Interest cost................................          7,486      5,711
     Return on plan assets........................        (12,461)   (15,790)
     Net amortization.............................          6,335      9,668

     Net pension cost.............................       $  7,242   $  8,147



     For calculating pension cost, the following assumptions were used:



     For the Years Ended December 31,                       1996       1995


     Discount rate................................          7.50%      8.25%
     Expected long-term rate of return............          8.75       8.50
     Compensation/progression rate................          4.75       5.00

     The following table represents the plan's funded status reconciled to the Balance Sheets:


     At December 31,                                        1996       1995

                                                         (Thousands of Dollars)

     Accumulated benefit obligation at December 31, 1996
       and 1995, including vested benefits of $49,379,000
       and $40,605,000, respectively..............        $ 63,645   $ 52,721



     Projected benefit obligation (PBO)...........         107,001     93,968
     Market value of plan assets..................          89,828     77,731

     PBO in excess of market value of plan assets.         (17,173)   (16,237)
     Unrecognized transition amount...............          (1,729)    (1,874)
     Unrecognized prior service costs.............           4,062        295
     Unrecognized net gain........................         (15,612)    (5,393)

     Accrued pension liability....................        $(30,452)  $(23,209)



     The following actuarial assumptions were used in calculating the plan's year-end funded status:


     At December 31,                                        1996       1995


     Discount rate................................          7.75%      7.50%


     Compensation/progression rate..............            4.75       4.75

6.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The company provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as Statement of Accounting Standards 106 (SFAS 106) benefits). These benefits are available for employees leaving the system who have met specified service requirements. Total health care and life insurance cost, part of which was deferred or charged to utility plant, approximated $2.1 million in 1996 and $2.0 million in 1995.

     The company funds SFAS 106 postretirement costs through external trusts. The company is funding annually amounts equal to the SFAS 106 costs for the year which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

     The components of SFAS 106 benefit costs are:


     At December 31,                                        1996       1995

                                                         (Thousands of Dollars)

     Service cost.....................................     $1,009    $  936
     Interest cost....................................      1,204       986


     Return on plan assets............................       (762)     (842)
     Amortization of unrecognized transition obligation       277       277
     Other amortization, net..........................        330       595

     Net health care and life insurance costs.........     $2,058    $1,952


     The following actuarial assumptions were used in calculating SFAS 106 benefit costs:


     At December 31,                                        1996       1995


     Discount rate....................................      7.50%      8.00%
     Long-term rate of return - health assets, net of tax   5.25       5.00
     Long-term rate of return - life assets...........      8.75       8.50



     The following table represents the plan's funded status reconciled to the Balance Sheets:


     At December 31,                                        1996       1995

                                                         (Thousands of Dollars)

     APBO:
       Retirees.......................................    $ 7,500    $ 3,815
       Fully eligible active employees................        -           27
       Active employees not eligible to retire........      8,889     10,246

     Total APBO.......................................     16,389     14,088
     Market value of plan assets......................      7,881      5,530


     APBO in excess of plan assets....................     (8,508)    (8,558)
     Unrecognized transition amount...................      4,436      4,713
     Unrecognized net loss (gain).....................      4,072      3,845

     Postretirement benefit obligation................     $    0    $     0



     The following actuarial assumptions were used in calculating the plan's year-end funded status:


     At December 31,                                        1996       1995


     Discount rate....................................      7.75%      7.50%


     Health care cost trend rate (a)..................      7.23       8.40


      (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.9 percent by 2001.

     The effect of increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $701,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $102,000. The trust holding the plan assets is subject to federal income taxes at a 35-percent tax rate.


7.   NUCLEAR PERFORMANCE

     The three Millstone units are managed by NNECO. Millstone 1, 2, and 3 have been out of service since November 4, 1995, February 21, 1996, and March 30, 1996, respectively, and are on the Nuclear Regulatory Commission's
     (NRC) Watch List. The company has restructured its nuclear organization and is currently implementing comprehensive plans to restart the units.







                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         FOR THE YEAR ENDED DECEMBER 31, 1996

                                     SCHEDULE XV

                            COMPARATIVE INCOME STATEMENT

---------------------------------------------------------------------------------------

  ACCOUNT         DESCRIPTION                                 1996             1995
---------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)

           INCOME
           ------
    457    Services rendered to associate companies          $409,581         $368,726
    458    Services rendered to nonassociate companies         62,279           48,890
    421    Miscellaneous income or loss                         2,505            1,394
                                                          ------------      -----------
                                     Total Income             474,365          419,010
                                                          ------------      -----------

           EXPENSE
           -------
  Nuclear Power Expenses
    517    Operation Supervision and Engineering               57,959           50,492
    519    Coolants and Water                                   3,931            5,697
    520    Steam Expenses                                      27,385           32,450
    523    Electric Expenses                                   11,729           17,191
    524    Miscellaneous Nuclear Power Expenses                61,290           67,566
    525    Rents                                                5,690            5,633
    528    Maintenance Supervision and Engineering             41,362           20,443
    529    Maintenance of Structures                            9,429           21,131
    530    Maintenance of Reactor Plant Equipment             106,061           88,434
    531    Maintenance of Electric Plant                       61,703           29,663
    532    Maintenance of Miscellaneous Nuclear Plant           1,553              790
  Transmission Expenses
    560    Operation Supervision and Engineering                    0                0
    562    Station Expenses                                     1,752            1,926
    566    Miscellaneous Transmission Expenses                      0                0
    568    Maintenance Supervision and Engineering                  0                0
    569    Maintenance of Structures                                0                0
    570    Maintenance of Station Equipment                        31              567
  Administrative and General Expenses
    920    Salaries and wages                                  11,536           11,094
    921    Office supplies and expenses                         6,044            4,966
    922    Administrative expense transferred-credit                0                0
    923    Outside services employed                           11,876            3,894
    924    Property insurance                                   3,142            5,280
    925    Injuries and damages                                 3,164            3,335
    926    Employee pensions and benefits                      23,571           25,142
    928    Regulatory commission expense                           30               23
    930.1  General advertising expenses                             0                0
    930.2  Miscellaneous general expenses                       1,699              672
    931    Rents                                                3,573            3,648
    932    Maintenance of structures and equipment                257              418
  All other expenses
    403    Depreciation and amortization expense                1,621            1,580
    408    Taxes other than income taxes                       10,716           10,144
    409    Income taxes                                         6,882            7,768
    410    Provision for deferred income taxes                  1,218              718
    411    Provision for deferred income taxes-credit          (5,478)          (7,040)
    411.5  Investment tax credit                                  (66)             (66)
    426.1  Donations                                               19               53
    426.5  Other deductions                                       490              936
    427    Interest on long-term debt                           1,788            1,808
    430    Interest on debt to associate companies                  0                2
    431    Other interest expense                                 476              741
                                                          ------------      -----------
                                     Total Expense            472,433          417,099
                                                          ------------      -----------
                               Net Income                      $1,932           $1,911
                                                          ============      ===========









                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1996

                                ANALYSIS OF BILLING

                                ASSOCIATE COMPANIES
                                   ACCOUNT 457


--------------------------------------------------------------------------------
                                   DIRECT     INDIRECT  COMPENSATION    TOTAL
                                    COSTS      COSTS       FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY          CHARGED    CHARGED    OF CAPITAL    BILLED
--------------------------------------------------------------------------------

                                             (Thousands of Dollars)

                                    457-1      457-2        457-3
                                 -----------------------------------------------

The Connecticut Light and
  Power Company                    $323,968                   $3,627   $327,595
Western Massachusetts
  Electric Company                   75,652                      849     76,501
Public Service Company
  of New Hampshire                    5,453                       32      5,485



                                 ---------- ----------  ------------ -----------

                           TOTAL   $405,073         $0       $4,508   $409,581
                                 ========== ==========  ============ ===========








                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          For the Year Ended December 31, 1996

                                   ANALYSIS OF BILLING

                                 NONASSOCIATE COMPANIES
                                      ACCOUNT 458

--------------------------------------------------------------------------------------------
                                 DIRECT  INDIRECT  COMPENSATION            EXCESS    TOTAL
                                  COSTS    COSTS    FOR USE     TOTAL        OR      AMOUNT
NAME OF NONASSOCIATE COMPANY     CHARGED  CHARGED  OF CAPITAL   COSTS    DEFICIENCY  BILLED
--------------------------------------------------------------------------------------------
                                                    (Thousands of Dollars)

                                  458-1    458-2     458-3                  458-4
                                ------------------------------------------------------------
Connecticut Yankee Atomic
  Power Company                 $   429 $         $        0 $      429  $          $   429
Central Maine Power Company       4,790                   28      4,818               4,818
Central Vermont Public Service    3,322                   19      3,341               3,341
Montaup Electric Co.              7,674                   44      7,718               7,718
New England Power Co.            23,473                  135     23,608              23,608
United Illuminating Company       7,056                   40      7,096               7,096
Fitchburg Gas & Electric Co.        417                    2        419                 419
Chicopee Municipal Electric       2,616                   15      2,631               2,631
Massachusetts Municipal
  Wholesale                       9,285                   53      9,338               9,338
Lyndonville Electric Department      94                    1         95                  95
Connecticut Municipal Electric
  Coop                            2,094                   12      2,106               2,106
Vermont Electric Gen & Trans.       676                    4        680                 680
                                ------------------------------------------------------------
                                $61,926 $       0 $      353 $   62,279 $         0 $62,279
                                ============================================================




INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

The Company acts as agent in operating Millstone Unit 3 for the nonassociate companies.









ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
        For the Year Ended December 31, 1996

                    SCHEDULE XVI
         ANALYSIS OF CHARGES FOR SERVICE
      ASSOCIATE AND NONASSOCIATE COMPANIES
--------------------------------------------------------------------------
                                                ASSOCIATE COMPANY CHARGES
                                                -------------------------
ACCOUNT                                          DIRECT INDIRECT
NUMBER      DESCRIPTION OF ITEMS                  COST    COST     TOTAL
-------------------------------------------------------------------------

Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING      52,839       0    52,839
519   COOLANTS AND WATER                          3,443       0     3,443
520   STEAM EXPENSES                             24,571       0    24,571
523   ELECTRIC EXPENSES                          10,702       0    10,702
524   MISCELLANEOUS NUCLEAR POWER EXPENSES       54,119       0    54,119
525   RENTS                                       4,573       0     4,573
528   MAINTENANCE SUPERVISION AND ENGINEERING    35,812       0    35,812
529   MAINTENANCE OF STRUCTURES                   7,892       0     7,892
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT     92,150       0    92,150
531   MAINTENANCE OF ELECTRIC PLANT              48,434       0    48,434
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT  1,382       0     1,382
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING           0       0         0
562   STATION EXPENSES                              144       0       144
566   MISCELLANEOUS TRANSMISSION EXPENSES             0       0         0
568   MAINTENANCE SUPERVISION AND ENGINEERING         0       0         0
569   MAINTENANCE OF STRUCTURES                       0       0         0
570   MAINTENANCE OF STATION EQUIPMENT               27       0        27
Administrative and General Expenses
920   SALARIES AND WAGES                         10,170       0    10,170
921   OFFICE SUPPLIES AND EXPENSES                5,371       0     5,371
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT       0       0         0
923   OUTSIDE SERVICES EMPLOYED                  10,728       0    10,728
924   PROPERTY INSURANCE                          2,402       0     2,402
925   INJURIES AND DAMAGES                        2,737       0     2,737
926   EMPLOYEE PENSIONS AND BENEFITS             20,807       0    20,807
928   REGULATORY COMMISSION EXPENSE                  28       0        28
930.1 GENERAL ADVERTISING EXPENSES                    0       0         0
930.2 MISCELLANEOUS GENERAL EXPENSES              1,560       0     1,560
931   RENTS                                       3,151       0     3,151
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT       226       0       226
All other expenses                                            0
403   DEPRECIATION AND AMORTIZATION EXPENSES      1,402       0     1,402
408   TAXES OTHER THAN INCOME TAXES               9,381       0     9,381
409   INCOME TAXES                                6,787       0     6,787
410   PROVISION FOR DEFERRED INCOME TAXES         1,218       0     1,218
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT (5,478)      0    (5,478)
411.5 INVESTMENT TAX CREDIT                         (66)      0       (66)
426.1 DONATIONS                                      17       0        17
426.5 OTHER DEDUCTIONS                              447       0       447
427   INTEREST ON LONG-TERM DEBTS                     0       0         0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES         0       0         0
431   OTHER INTEREST EXPENSE                        440       0       440
                                                -------------------------
                          SUBTOTAL EXPENSES =   407,416       0   407,416

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                   1,788
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                           0
431   OTHER INTEREST EXPENSE                                           36
525   RENTS                                                           752
                                                                 ---------
                             TOTAL EXPENSES =                     409,992
421   MISCELLANEOUS INCOME - CREDIT              (2,343)      0    (2,343)
      NET INCOME                                                    1,932
                                                -------------------------
           TOTAL COST OF SERVICE =              405,073       0   409,581
                                                ==========================


      INSTRUCTION: Total cost of service will
      equal for associate and nonassociate
      companies the total amount billed under
      their separate analysis of billing
      schedules.







ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
        For the Year Ended December 31, 1996

                    SCHEDULE XVI
         ANALYSIS OF CHARGES FOR SERVICE
      ASSOCIATE AND NONASSOCIATE COMPANIES
------------------------------------------------------------------------------
                                                 NONASSOCIATE COMPANY CHARGES
                                                -----------------------------
ACCOUNT                                          DIRECT INDIRECT
NUMBER      DESCRIPTION OF ITEMS                  COST    COST       TOTAL
-----------------------------------------------------------------------------
                                                        (Thousands of Dollars)
Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING       5,120       0         5,120
519   COOLANTS AND WATER                            488       0           488
520   STEAM EXPENSES                              2,814       0         2,814
523   ELECTRIC EXPENSES                           1,027       0         1,027
524   MISCELLANEOUS NUCLEAR POWER EXPENSES        7,171       0         7,171
525   RENTS                                          12       0            12
528   MAINTENANCE SUPERVISION AND ENGINEERING     5,550       0         5,550
529   MAINTENANCE OF STRUCTURES                   1,537       0         1,537
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT     13,911       0        13,911
531   MAINTENANCE OF ELECTRIC PLANT              13,269       0        13,269
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT    171       0           171
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING           0       0             0
562   STATION EXPENSES                            1,608       0         1,608
566   MISCELLANEOUS TRANSMISSION EXPENSES             0       0             0
568   MAINTENANCE SUPERVISION AND ENGINEERING         0       0             0
569   MAINTENANCE OF STRUCTURES                       0       0             0
570   MAINTENANCE OF STATION EQUIPMENT                4       0             4
Administrative and General Expenses
920   SALARIES AND WAGES                          1,366       0         1,366
921   OFFICE SUPPLIES AND EXPENSES                  673       0           673
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT       0       0             0
923   OUTSIDE SERVICES EMPLOYED                   1,148       0         1,148
924   PROPERTY INSURANCE                            740       0           740
925   INJURIES AND DAMAGES                          427       0           427
926   EMPLOYEE PENSIONS AND BENEFITS              2,764       0         2,764
928   REGULATORY COMMISSION EXPENSE                   2       0             2
930.1 GENERAL ADVERTISING EXPENSES                    0       0             0
930.2 MISCELLANEOUS GENERAL EXPENSES                139       0           139
931   RENTS                                         422       0           422
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT        31       0            31
All other expenses                                            0
403   DEPRECIATION AND AMORTIZATION EXPENSES        219       0           219
408   TAXES OTHER THAN INCOME TAXES               1,335       0         1,335
409   INCOME TAXES                                   95       0            95
410   PROVISION FOR DEFERRED INCOME TAXES             0       0             0
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT      0       0             0
411.5 INVESTMENT TAX CREDIT                           0       0             0
426.1 DONATIONS                                       2       0             2
426.5 OTHER DEDUCTIONS                               43       0            43
427   INTEREST ON LONG-TERM DEBTS                     0       0             0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES         0       0             0
431   OTHER INTEREST EXPENSE                          0       0             0
                                                ----------------------------
                          SUBTOTAL EXPENSES =    62,088       0        62,088

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                           0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                               0
431   OTHER INTEREST EXPENSE                                                0
525   RENTS                                                               353
                                                                 -------------
                             TOTAL EXPENSES =                          62,441
421   MISCELLANEOUS INCOME - CREDIT                (162)      0          (162)
      NET INCOME                                                            0
                                                -----------------------------
           TOTAL COST OF SERVICE =               61,926       0        62,279
                                                ==============================


      INSTRUCTION: Total cost of service will
      equal for associate and nonassociate
      companies the total amount billed under
      their separate analysis of billing
      schedules.






ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
        For the Year Ended December 31, 1996

                    SCHEDULE XVI
         ANALYSIS OF CHARGES FOR SERVICE
      ASSOCIATE AND NONASSOCIATE COMPANIES
------------------------------------------------------------------------------
                                                   TOTAL CHARGES FOR SERVICE
                                                ------------------------------
ACCOUNT                                           DIRECT  INDIRECT
NUMBER      DESCRIPTION OF ITEMS                   COST     COST      TOTAL
------------------------------------------------------------------------------

Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING        57,959        0     57,959
519   COOLANTS AND WATER                            3,931        0      3,931
520   STEAM EXPENSES                               27,385        0     27,385
523   ELECTRIC EXPENSES                            11,729        0     11,729
524   MISCELLANEOUS NUCLEAR POWER EXPENSES         61,290        0     61,290
525   RENTS                                         4,585        0      4,585
528   MAINTENANCE SUPERVISION AND ENGINEERING      41,362        0     41,362
529   MAINTENANCE OF STRUCTURES                     9,429        0      9,429
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT      106,061        0    106,061
531   MAINTENANCE OF ELECTRIC PLANT                61,703        0     61,703
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT    1,553        0      1,553
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING             0        0          0
562   STATION EXPENSES                              1,752        0      1,752
566   MISCELLANEOUS TRANSMISSION EXPENSES               0        0          0
568   MAINTENANCE SUPERVISION AND ENGINEERING           0        0          0
569   MAINTENANCE OF STRUCTURES                         0        0          0
570   MAINTENANCE OF STATION EQUIPMENT                 31        0         31
Administrative and General Expenses
920   SALARIES AND WAGES                           11,536        0     11,536
921   OFFICE SUPPLIES AND EXPENSES                  6,044        0      6,044
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT         0        0          0
923   OUTSIDE SERVICES EMPLOYED                    11,876        0     11,876
924   PROPERTY INSURANCE                            3,142        0      3,142
925   INJURIES AND DAMAGES                          3,164        0      3,164
926   EMPLOYEE PENSIONS AND BENEFITS               23,571        0     23,571
928   REGULATORY COMMISSION EXPENSE                    30        0         30
930.1 GENERAL ADVERTISING EXPENSES                      0        0          0
930.2 MISCELLANEOUS GENERAL EXPENSES                1,699        0      1,699
931   RENTS                                         3,573        0      3,573
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT         257        0        257
All other expenses
403   DEPRECIATION AND AMORTIZATION EXPENSES        1,621        0      1,621
408   TAXES OTHER THAN INCOME TAXES                10,716        0     10,716
409   INCOME TAXES                                  6,882        0      6,882
410   PROVISION FOR DEFERRED INCOME TAXES           1,218        0      1,218
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT   (5,478)       0     (5,478)
411.5 INVESTMENT TAX CREDIT                           (66)       0        (66)
426.1 DONATIONS                                        19        0         19
426.5 OTHER DEDUCTIONS                                490        0        490
427   INTEREST ON LONG-TERM DEBTS                       0        0          0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES           0        0          0
431   OTHER INTEREST EXPENSE                          440        0        440
                                                ------------------------------
                          SUBTOTAL EXPENSES =     469,504        0    469,504

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                       1,788
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                               0
431   OTHER INTEREST EXPENSE                                               36
525   RENTS                                                             1,105
                                                                    ----------
                             TOTAL EXPENSES =                         472,433
421   MISCELLANEOUS INCOME - CREDIT                (2,505)       0     (2,505)
      NET INCOME                                                        1,932
                                                ------------------------------
           TOTAL COST OF SERVICE =                466,999        0    471,860
                                                ==============================


      INSTRUCTION: Total cost of service will
      equal for associate and nonassociate
      companies the total amount billed under
      their separate analysis of billing
      schedules.






ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
    For the Year Ended December 31, 1995

                SCHEDULE XVII
    SCHEDULE OF EXPENSE DISTRIBUTION BY
       DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------


 ACCOUNT                                                TOTAL
 NUMBER        DESCRIPTION OF ITEMS                     AMOUNT    OVERHEAD
----------------------------------------------------------------------------
                                                      (Thousands of Dollars)
Nuclear Power Expenses
517      OPERATION SUPERVISION AND ENGINEERING           57,959           0
519      COOLANTS AND WATER                               3,931           0
520      STEAM EXPENSES                                  27,385           0
523      ELECTRIC EXPENSES                               11,729           0
524      MISCELLANEOUS NUCLEAR POWER EXPENSES            61,290           0
525      RENTS                                            5,690       1,105
528      MAINTENANCE SUPERVISION AND ENGINEERING         41,362           0
529      MAINTENANCE OF STRUCTURES                        9,429           0
530      MAINTENANCE OF REACTOR PLANT EQUIPMENT         106,061           0
531      MAINTENANCE OF ELECTRIC PLANT                   61,703           0
532      MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT       1,553           0
Transmission Expenses
560      OPERATION SUPERVISION AND ENGINEERING                0           0
562      STATION EXPENSES                                 1,752           0
566      MISCELLANEOUS TRANSMISSION EXPENSES                  0           0
568      MAINTENANCE SUPERVISION AND ENGINEERING              0           0
569      MAINTENANCE OF STRUCTURES                            0           0
570      MAINTENANCE OF STATION EQUIPMENT                    31           0
Administrative and General Expenses
920      SALARIES AND WAGES                              11,536           0
921      OFFICE SUPPLIES AND EXPENSES                     6,044           0
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT            0           0
923      OUTSIDE SERVICES EMPLOYED                       11,876           0
924      PROPERTY INSURANCE                               3,142           0
925      INJURIES AND DAMAGES                             3,164           0
926      EMPLOYEE PENSIONS AND BENEFITS                  23,571           0
928      REGULATORY COMMISSION EXPENSE                       30           0
930.1    GENERAL ADVERTISING EXPENSES                         0           0
930.2    MISCELLANEOUS GENERAL EXPENSES                   1,699           0
931      RENTS                                            3,573           0
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT            257           0
All other expenses
403      DEPRECIATION AND AMORTIZATION EXPENSES           1,621           0
408      TAXES OTHER THAN INCOME TAXES                   10,716           0
409      INCOME TAXES                                     6,882           0
410      PROVISION FOR DEFERRED INCOME TAXES              1,218           0
411      PROVISION FOR DEFERRED INCOME TAXES-CREDIT      (5,478)          0
411.5    INVESTMENT TAX CREDIT                              (66)          0
426.1    DONATIONS                                           19           0
426.5    OTHER DEDUCTIONS                                   490           0
427      INTEREST ON LONG-TERM DEBTS                      1,788       1,788
430      INTEREST ON DEBT TO ASSOCIATE COMPANIES              0           0
431      OTHER INTEREST EXPENSE                             476          36
                                                      ----------------------
                                TOTAL EXPENSES =        472,433       2,929
                                                      ======================

         INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
         General Structure of Accounting System:
         Uniform System of Accounts)







ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
    For the Year Ended December 31, 1995

                SCHEDULE XVII
    SCHEDULE OF EXPENSE DISTRIBUTION BY
       DEPARTMENT OR SERVICE FUNCTION
------------------------------------------------------------------------------------------
                                                         DEPARTMENT OR SERVICE FUNCTION
                                                      ------------------------------------
 ACCOUNT                                               MILLSTONE   MILLSTONE   MILLSTONE
 NUMBER        DESCRIPTION OF ITEMS                     UNIT #1     UNIT #2     UNIT #3
------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
Nuclear Power Expenses
517      OPERATION SUPERVISION AND ENGINEERING             25,435      16,515      16,009
519      COOLANTS AND WATER                                 1,069       1,336       1,526
520      STEAM EXPENSES                                     8,305      10,282       8,798
523      ELECTRIC EXPENSES                                  4,185       4,331       3,213
524      MISCELLANEOUS NUCLEAR POWER EXPENSES              19,188      20,752      21,350
525      RENTS                                              1,536       1,680       1,369
528      MAINTENANCE SUPERVISION AND ENGINEERING            8,321      15,690      17,351
529      MAINTENANCE OF STRUCTURES                          1,891       2,733       4,805
530      MAINTENANCE OF REACTOR PLANT EQUIPMENT            36,224      26,338      43,499
531      MAINTENANCE OF ELECTRIC PLANT                      5,793      14,418      41,492
532      MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT           541         478         534
Transmission Expenses
560      OPERATION SUPERVISION AND ENGINEERING                  0           0           0
562      STATION EXPENSES                                       0           0       1,752
566      MISCELLANEOUS TRANSMISSION EXPENSES                    0           0           0
568      MAINTENANCE SUPERVISION AND ENGINEERING                0           0           0
569      MAINTENANCE OF STRUCTURES                              0           0           0
570      MAINTENANCE OF STATION EQUIPMENT                      11           9          11
Administrative and General Expenses
920      SALARIES AND WAGES                                 3,686       3,652       4,198
921      OFFICE SUPPLIES AND EXPENSES                       1,985       1,962       2,097
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT              0           0           0
923      OUTSIDE SERVICES EMPLOYED                          3,748       2,826       5,302
924      PROPERTY INSURANCE                                   295         430       2,417
925      INJURIES AND DAMAGES                                 871         959       1,334
926      EMPLOYEE PENSIONS AND BENEFITS                     7,419       7,531       8,621
928      REGULATORY COMMISSION EXPENSE                         14           9           7
930.1    GENERAL ADVERTISING EXPENSES                           0           0           0
930.2    MISCELLANEOUS GENERAL EXPENSES                       664         686         349
931      RENTS                                              1,121       1,132       1,320
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT               79          82          96
All other expenses
403      DEPRECIATION AND AMORTIZATION EXPENSES               669         496         456
408      TAXES OTHER THAN INCOME TAXES                      3,215       3,358       4,143
409      INCOME TAXES                                       3,305       3,281         296
410      PROVISION FOR DEFERRED INCOME TAXES                  609         609           0
411      PROVISION FOR DEFERRED INCOME TAXES-CREDIT        (2,739)     (2,739)          0
411.5    INVESTMENT TAX CREDIT                                (33)        (33)          0
426.1    DONATIONS                                              6           6           7
426.5    OTHER DEDUCTIONS                                     160         161         169
427      INTEREST ON LONG-TERM DEBTS                            0           0           0
430      INTEREST ON DEBT TO ASSOCIATE COMPANIES                0           0           0
431      OTHER INTEREST EXPENSE                               220         220           0
                                                      ------------------------------------
                                TOTAL EXPENSES =          137,793     139,190     192,521
                                                      ====================================


         INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
         General Structure of Accounting System:
         Uniform System of Accounts)







               ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 1996

                                 SCHEDULE XVII
                                 -------------

                           KEYS FOR SERVICE FUNCTIONS
                           --------------------------

  KEYS                          SERVICE FUNCTION
  ----                          ----------------




         The individual generating units for which NNECO provides service are listed separately on Page 24.









                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                        For the Year Ended December 31, 1996
                         DEPARTMENTAL ANALYSIS OF SALARIES
                         ---------------------------------


                                    DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                 INCLUDED IN AMOUNTS BILLED TO       NUMBER OF
------------------            ----------------- ---------------------- PERSONNEL
Indicate each dept.             TOTAL   PARENT     OTHER       NON        END
or service function.           AMOUNT  COMPANY  ASSOCIATES ASSOCIATES   OF YEAR
--------------------          ---------------------------------------- ---------
                                       (Thousands of Dollars)
MILLSTONE UNIT #1              $25,307      $0     $25,307         $0       374

MILLSTONE UNIT #2               26,557       0      26,557          0       387

MILLSTONE UNIT #3               34,453       0      23,435     11,018       513
                              ---------------------------------------- ---------

                               $86,317      $0     $75,299    $11,018     1,274
                              ======================================== =========









                        ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                             For the Year Ended December 31, 1996

                                  OUTSIDE SERVICES EMPLOYED


INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
----------------------------------------------------------------------------------------
                                                                RELATIONSHIP
                                                                "A"-ASSOCIATE
                                                                  "NA"-NON
          FROM WHOM PURCHASED                  ADDRESS            ASSOCIATE    AMOUNT
----------------------------------------------------------------------------------------

                                                                             (Thousands
                                                                             of Dollars)
ENGINEERING SERVICES
--------------------
CATARACT INC                                                         NA          $3,202
GENERAL ELECTRIC                                                     NA           1,525
NUCON                                                                NA           1,058
MARINER ENGINEERING INC                                              NA             912
RAYTHEON QUALITY PROGRAMS DIV                                        NA             843
CONTRACT SOLUTIONS                                                   NA             703
STONE & WEBSTER ENGINEERING                                          NA             658
YANKEE ATOMIC ELECTRIC CO                                            NA             365
AMERICAN SCIENTIFIC INC                                              NA             240
ABB COMBUSTION ENGINEERING                                           NA             220
DUKE ENGINEERING & SERVICES                                          NA             215
ALTRAN CORP                                                          NA             145
GENERAL PHYSICS CORP                                                 NA             135
MDM ENGINEERING CORP                                                 NA             130
ONSITE                                                               NA             129
FRAMATOME TECHNOLOGIES ESP                                           NA             105
STONE & WEBSTER CONST CO INC                                         NA             103
MISCELLANEOUS (18 PAYEES)                                            NA             504
                                                                             -----------
     TOTAL ENGINEERING SERVICES                                                 $11,192
                                                                             ===========
LEGAL SERVICES
--------------
MORGAN LEWIS & BOCKIUS LLP                                           NA          $2,064
WINSTON & STRAWN                                                     NA             715
DAY BERRY & HOWARD                                                   NA             419
UPDIKE KELLY & SPELLACY                                              NA             166
MISCELLANEOUS (3 PAYEES)                                             NA             124
                                                                             -----------
     TOTAL LEGAL SERVICES                                                        $3,488
                                                                             ===========

SECURITY SERVICES
-----------------
BURNS INTERNATIONAL SECURITY SERVICES                                NA          $8,551
C & G VIDEO SYSTEMS INC                                              NA             125
MISCELLANEOUS (1 PAYEE)                                              NA               1
                                                                             -----------
     TOTAL SECURITY SERVICES                                                     $8,677
                                                                             ===========
TELECOMMUNICATION SERVICES
--------------------------
SNET                                                                 NA            $294
AT&T                                                                 NA             243
MISCELLANEOUS (5 PAYEES)                                             NA              13
                                                                             -----------
     TOTAL TELECOMMUNICATION SERVICES                                              $550
                                                                             ===========
TEMPORARY EMPLOYMENT SERVICES
-----------------------------
MANPOWER INC                                                         NA            $576
INST OF NUCLEAR POWER OPERATORS                                      NA             146
                                                                             -----------
     TOTAL CONSULTING SERVICES                                                     $722
                                                                             ===========
WASTE DISPOSAL SERVICES
-----------------------
CHEM NUCLEAR SYSTEMS INC                                             NA            $861
SCIENTIFIC ECOLOGY GROUP INC                                         NA             377
PM REFUSE REMOVAL SERVICE INC                                        NA             149
                                                                             -----------
     TOTAL WASTE DISPOSAL SERVICES                                               $1,387
                                                                             ===========
WATER TREATMENT SERVICES
------------------------
ECOLOCHEM                                                            NA          $1,010
                                                                             -----------
     TOTAL WATER TREATMENT SERVICES                                              $1,010
                                                                             ===========
OTHER SERVICES
--------------
BURSON MARSTELLER                                                    NA          $1,897
JANUS MANAGEMENT ASSOCIATES                                          NA             120
THERMO NUTECH                                                        NA             120
ADEPT, INC                                                           NA             113
MISCELLANEOUS (355 PAYEES)                                           NA           3,293
                                                                             -----------

     TOTAL OTHER SERVICES                                                        $5,543
                                                                             ===========
NORTHEAST UTILIITES SERVICE COMPANY
(Supplies centralized accounting,
administrative, data processing,
engineering, financial, legal,
operational, planning, purchasing
and other services)                                                   A         $12,486
                                                                             ===========
     GRAND TOTAL                                                                $45,055
                                                                             ===========









                            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                                   For the Year Ended December 31, 1996

                        OUTSIDE SERVICES EMPLOYED FOR PAYEES GREATER THAN $100,000

PAYEE NAME                    DESCRIPTION OF SERVICES RENDERED
----------------------------------------------------------------------------------------------------
Engineering Services
--------------------
Cataract Inc                  Provide Millstone Technical Support In Design Basis Resolution And
                              Other Work Required For Startup.
General Electric              Furnish Low Voltage Switchgear And Transformers
NUCON                         Audit Performance Of QA Activities Associated With NUPOC Facilities
                              and Engineering Services
Mariner Engineering Inc       Provide Knowledgeable Staff Assistant To Support Millstone Instrument
                              & Control
Raytheon Quality Programs Div Provide Services To Support Mp3 Fsar [Design] Review Effort
Contract Solutions            Provide Services To Support The Restart Activities Assessment
Stone & Webster Engineering   Provide Engineering Services
Yankee Atomic Electric Co     Furnish Engineering Services As Required To Support The Independent
                              Assessment Team
American Scientific Inc       Furnish The Engineering Services To Support The 50.54(F) Response And
                              Restart
ABB Combustion Engineering    Provide Engineering Services
Duke Engineering & Services   Furnish Engineering Services As Required To Provide Small Bore Piping
                              Qualifications For Millstone Unit 1
Altran Corp                   Provide Engineering Services To Assist With: Motor Operated Valves,
                              Erosion/Corrosion
General Physics Corp          Provide Consulting Services To Support Independent Assessment For
                              Restart Activities For The Nuclear Units
Mdm Engineering Corp          Furnish Engineering Services For A  Revision To The Emergency
                              Operating Procedure Setpoint Calculation
Onsite                        Furnish Engineering Support For The 10 Cfr 50.54 (F) Configuration
                              Management Reviews At Millstone
Framatome Technologies Esp    Furnish The Engineering Services Of Task Coordinators For Planning
                              and Outage Management
Stone & Webster Const Co Inc  Provide Labor And Supervision For NUSOER 92-02 Non-Crd Support
                              Modification

Legal Services
--------------
Morgan Lewis & Bockius Llp    Furnish Legal Services On An As Requested Basis
Winston & Strawn              Furnish Legal Services On An As Requested Basis
Day Berry & Howard            Furnish Legal Services On An As Requested Basis
Updike Kelly & Spellacy       Furnish Legal Services On An As Requested Basis

Security Services
-----------------
Burns Intl Security Services  Furnish Security Services And Equipment For Baseline Security Support
C & G Video Systems Inc       Provide Close Circuit T.V. Camera And Monitoring Support As Needed

Telecommunication Services
--------------------------
SNET                          Provide Telephone Services
AT&T                          Provide Telephone Services

Temporary Employment Services
-----------------------------
Manpower Inc                  Furnish Temporary Labor Services
Inst of Nuclear Power Oper    Provide The Services Of Employees Loaned To Member Companies

Waste Disposal Services
-----------------------
Chem Nuclear Systems Inc      Provide Radioactive Material Transportation Services And Equipment
Scientific Ecology Group Inc  Furnish Super Compaction, Incineration And/Or Other Volume Reduction
                              Services
PM Refuse Removal Service Inc Furnish Rubbish/Recyclable Services At Millstone

Water Treatment  Services
-------------------------
Ecolochem                     Provide Water Treatment Purification Services

Other  Services
---------------
Burson Marsteller             Provide Consulting Services For Capacity Communication And Other
                              Nuclear Issues
Janus Management Associates   Furnish Consulting Services In Connection With Watch List Matters
Thermo Nutech                 Furnish Waste Stream Analysis With Periodic Sampling/Support Current
                              10cfr, Part 61 Compliance Program
Adept Inc                     Provide Programming Support/Services




         ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANUY

                 For the Year Ended December 31, 1996


                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such
              listing should be limited to $25,000.
------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Pension Plan                                                 $8,105
Supplemental Retirement and Savings Plan                      3,220
Post Retirement Medical Benefit - FAS 106                     3,638
Early Retirement Program                                        213
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                              8,313
System Newspaper                                                 50
Other Employee Benefits Expenses                                 32
                                                          ---------
                                           TOTAL            $23,571
                                                          =========










              ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                     For the Year Ended December 31, 1996


                         GENERAL ADVERTISING EXPENSES
                                ACCOUNT 930.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

------------------------------------------------------------------------------
     DESCRIPTION                  NAME OF PAYEE                AMOUNT
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)





                                                               ---------
                                              TOTAL            $   -
                                                               =========








            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                   For the Year Ended December 31, 1996


                      MISCELLANEOUS GENERAL EXPENSES
                              ACCOUNT 930.2


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act,
               as amended by Public Law 94-283 in 1976 (2 U.S.C.
               Section 441(b)(2)) shall be separately classified.
------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Services billed from Northeast Utilities Service             $1,693
  Company (an associate company)


Other miscellaneous expenses                                      6
                                                           ---------
                                           TOTAL             $1,699
                                                           =========








              ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                    For the Year Ended December 31, 1996


                                    RENTS



INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
               "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


------------------------------------------------------------------------
             TYPE OF PROPERTY                             AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Buildings/office space                                          $99

Computer/office equipment                                       119

Vehicles                                                        870

Simulator                                                     5,490

Services billed from Northeast Utilities Service
  Company (an associate company)                              5,301

                                                           ---------
                                           TOTAL            $11,879
                                                           =========








          ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                  For the Year Ended December 31, 1996


                     TAXES OTHER THAN INCOME TAXES
                              ACCOUNT 408


INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than
              Income Taxes." Separate the analysis into two groups:
              (1)Other than U.S. Government taxes, and (2) U.S.
              Government taxes. Specify each of the various kinds of
              taxes and show the amounts thereof. Provide a subtotal
              for each class of tax.
------------------------------------------------------------------------
                KIND OF TAX                               AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Connecticut Unemployment                                   $602
    Massachusetts Unemployment                                   16
    Massachusetts Universal Health Tax                            1
    Local property                                            1,148
    Connecticut Sales Tax                                         5
    Connecticut Hazardous Waste Transportation Tax                1
                                                           ---------
               Sub-Total                                      1,773
                                                           ---------


(2) U.S. Government Taxes:

    Federal Insurance Contribution Act                        6,720
    Medicare Tax                                              1,835
    Federal Unemployment                                        145
    Federal Excise                                              243
                                                           ---------
               Sub-Total                                      8,943
                                                           ---------
                                           TOTAL             10,716
                                                           =========








                        ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                               For the Year Ended December 31, 1996


                                                DONATIONS
                                              ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations,"
               classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-----------------------------------------------------------------------------------------
           NAME OF RECIPIENT                     PURPOSE OF DONATION            AMOUNT
-----------------------------------------------------------------------------------------
                                                                              (Thousands
                                                                              of Dollars)
Services billed from Northeast Utilities                                             $16
  Service Company (an associate company)

Miscellaneous (28 payees)                                                              3

                                                                              ----------
                                                        TOTAL                        $19
                                                                              ==========








                ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 1996


                               OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

---------------------------------------------------------------------------
         DESCRIPTION                    NAME OF PAYEE             AMOUNT
---------------------------------------------------------------------------
                                                                (Thousands
                                                                of Dollars)


Executive incentive
 compensation plan            Various Officers                         $27

Services billed from Northeast
 Utilities Service Company
 (an associate company)                                                362

Civil Penalties
                              United States Nuclear
                               Regulatory Commission                   100

Miscellaneous (2 items)                                                  1

                                                                   --------
                                                          TOTAL       $490
                                                                   ========








                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 1996

                                     SCHEDULE XVIII

                              NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.





See Notes to Financial Statements on pages 19 through 19F.








   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
    ORGANIZATION CHART (AS OF DECEMBER 31, 1996)



President and Chief Executive Officer - Nuclear

 - Senior Vice President and Chief Nuclear Officer - Millstone Station

    - Unit Officer (Millstone Unit #1)

    - Unit Officer (Millstone Unit #2)

    - Unit Officer (Millstone Unit #3)








                    NORTHEAST NUCLEAR ENERGY COMPANY
                    --------------------------------
                         METHODS OF ALLOCATION
                         ---------------------
                  For the year ended December 31, 1996
                  ------------------------------------





The costs associated with the three Millstone units are billed directly or allocated using one of three methods. The allocation methods are as follows:



1.  One-third to each unit;

2.  Number of employees;

3.  Net capacity of each unit.

If Millstone Unit 3 is not part of the allocation, then the allocated costs to Millstone 1 and 2 are on the basis of one-half to each of the two units.





          ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

       ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1996:

       In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Northeast Nuclear Energy Company submits the following information on the billing of interest on borrowed funds and a return on equity capital to associated companies for the year 1996:


       (A)  Amount of compensation for use of capital billed to (See Note)

       (B) The basis for billing of interest and return on equity capital to the associated companies is based on the percentage ownership of the individual units.


NOTE: For the associate companies and amounts, see "Analysis of Billing - Associate Comapnies" on page 21.




         ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                                     SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.









                                   NORTHEAST NUCLEAR ENERGY COMPANY
                                   --------------------------------
                                       (Name of Reporting Company)




                               By: /s/ John J. Roman
                                   -----------------------------------
                                      (Signature of Signing Officer)




                                   John J. Roman - Vice President and Controller
                                   ---------------------------------------------
                                    (Printed Name and Title of Signing Officer)



                                   Date: April 25, 1996
                                   --------------------